B3

02018225

3-6

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 20225

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Omega Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

309 W. 7th Street, Suite 700
(No. and Street)

Fort Worth	Texas	76102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Hardgrove — (817) 335-5739
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Walton Group, LLC
(Name — *if individual, state last, first, middle name*)

6100 Southwest Blvd., Suite 300	Fort Worth	Texas	76109
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21/02

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Hardgrove, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Omega Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

TAMERA A. BRYANT NOTARY PUBLIC STATE OF TEXAS EXPIRES 02-25-05

Signature

Joseph E. Hardgrove, President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMEGA SECURITIES, INC.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2001
and
Supplemental Report on Internal Control

(With Independent Auditors' Report Thereon)

THE WALTON GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

INDEPENDENT AUDITORS' REPORT

Board of Directors
Omega Securities, Inc.

We have audited the accompanying statement of financial condition of Omega Securities, Inc. (the Company) as of December 31, 2001, and the related statements of income and comprehensive income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Walton Group, LLC

February 1, 2002

OMEGA SECURITIES, INC.
Statement of Financial Condition
December 31, 2001

Assets

Current assets:	
Cash	$ 95,760
Accounts receivable	51,586
Notes receivable-officer (Note 7)	20,030
Investments in mutual funds (Note 2)	280,612
Federal income tax receivable	14,348
Other current assets	12
Total current assets	462,348
Property and equipment, net (Note 3)	11,596
Investments in stock warrants (Note 2)	20,100
Total assets	$ 494,044

Liabilities and Stockholder's Equity

Current liabilities:	
Accounts payable and accrued liabilities	$ 56,559
Profit sharing liability (Note 10)	60,000
Deferred income taxes (Notes 2 and 4)	2,998
Total current liabilities	119,557
Deferred income taxes (Note 4)	3,514
Total liabilities	123,071
Commitments and contingencies (Note 9)	-
Stockholder's equity:	
Common stock, $.10 par value; 10,000,000 shares authorized; 50,000 shares issued	5,000
Additional paid-in capital	30,281
Accumulated other comprehensive income:	
Unrealized gain on marketable securities (Note 2)	4,986
Retained earnings	358,423
Less cost of treasury stock	(27,717)
Total stockholder's equity	370,973
Total liabilities and stockholder's equity	$ 494,044

The accompanying notes are an integral part of the financial statements

OMEGA SECURITIES, INC.
Statement of Income and Comprehensive Income
For the Year Ended December 31, 2001

Revenue:	
Commission and advisory fee revenue	$ 1,138,299
Investment income	11,454
Total revenue	1,149,753
Expenses:	
Commission expenses	375,586
General operating expenses (Notes 8, 9 and 10)	737,822
Realized loss on sale of marketable securities	13,334
Total expenses	1,126,742
Income before other comprehensive income and Federal income taxes	23,011
Federal income tax expense (Note 4)	141
Net income before other comprehensive income	22,870
Other comprehensive income, net of tax:	
Unrealized loss on marketable securities	(9,240)
Total comprehensive income	$ 13,630

The accompanying notes are an integral part of the financial statements.

OMEGA SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Stock	Total
	Shares	Amount					
January 1, 2001	50,000	$ 5,000	$ 30,281	$ 14,226	$ 335,553	$ (27,717)	$ 357,343
Net income	-	-	-	-	22,870	-	22,870
Comprehensive income: Unrealized loss on marketable securities	-	-	-	(9,240)	-	-	(9,240)
December 31, 2001	50,000	$ 5,000	$ 30,281	$ 4,986	$ 358,423	$ (27,717)	$ 370,973

The accompanying notes are an integral part of the financial statements.

OMEGA SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Reconciliation of net income to cash provided by operating activities:	
Net income before other comprehensive income	$ 22,870
Adjustments:	
Depreciation	3,552
Deferred taxes	945
Realized loss on sale of marketable securities	13,334
Changes in balance sheet accounts:	
Increase in accounts receivable	(5,413)
Increase in Federal income taxes receivable	(14,348)
Decrease in other current assets	150
Increase in accounts payable and accrued liabilities	9,934
Decrease in Federal income taxes payable	(2,184)
Net cash provided by operating activities	28,840
CASH FLOWS FROM FINANCING ACTIVITIES	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of investments	(94,094)
Sale of investments	97,737
Purchase of property and equipment	(6,326)
Net cash used by investing activities	(2,683)
Increase in cash	26,157
Cash and cash equivalents, beginning of year	69,603
Cash and cash equivalents, end of year	$ 95,760

Supplemental Disclosure

During the year ended December 31, 2001, the value of the Company's mutual funds increased in value by $14,001. This resulted in a decrease in accumulated other comprehensive income of $9,240 and a related decrease in deferred income taxes of $4,761.

The accompanying notes are an integral part of the financial statements.

1. Organization and Summary of Significant Accounting Policies

(a) Nature of Operation

Omega Securities, Inc., formerly Joseph E. Hardgrove Investment Securities, Inc., (the Company) was organized as a corporation on June 22, 1992, under the laws of the State of Texas. The Company is a registered member of the National Association of Securities Dealers, Inc. as a broker/dealer.

(b) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits.

(c) Income Taxes

The Company provides for Federal income taxes currently payable, and deferred income taxes, resulting from temporary differences between assets and liabilities as presented for financial reporting and Federal income tax reporting.

(d) Property and Equipment

Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets which is 3 to 5 years.

Major improvements significantly extending the useful lives of the assets are capitalized while expenditures which do not improve or extend the useful lives of the respective assets are expensed as incurred.

(e) Statement of Cash Flows

For purposes of the statement of cash flows, cash equivalents include cash in banks and cash in money market funds.

(f) Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(Continued)

1. Organization and Summary of Significant Accounting Policies (Continued)

(g) Investments in Mutual Funds

The Company's investments in mutual funds are classified as available-for-sale securities. The unrealized gains and losses, net of related deferred income taxes, are reported as a separate component of stockholder's equity. The realized gain or loss on the sale of securities is calculated using the average cost method.

(h) Concentrations of Credit and Market Risk

Concentrations of credit risk consists of cash and accounts receivable. The Company places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution. Accounts receivable relate to commissions earned from the sale of investment products of insurance companies and numerous mutual funds. The Company has not experienced problems in collecting commissions due from these entities.

The Company's investments in mutual funds are diversified among issuers with various investment strategies that minimizes overall market risk.

(2) Investments in Mutual Funds

Investments in mutual funds at December 31, 2001 consisted of the following:

	Cost	Market
AMCAP Fund	$ 21,245	$ 19,844
Capital Income Builder	24,043	27,834
Cash Management Trust of America	125	125
Capital World Growth and Income	29,448	32,149
EuroPacific Growth Fund	37,292	35,785
Growth Fund of America	196	196
Income Fund of America	15,153	15,635
The Investment Company of America	40,080	44,106
New Economy Fund	16,927	11,880
New Perspective Fund	25,497	30,254
Pimco Real Return A	3,972	3,893
Smallcap World Fund	14,679	12,085
Washington Mutual Investors Fund	43,971	46,826
	$ 272,628	$ 280,612

Investments are classified as available-for-sale, and are carried at market value. Unrealized appreciation relating to the investments as of December 31, 2001 is shown as a separate component of stockholder's equity in the accompanying financial statements, net of the effect of deferred income taxes.

(Continued)

(2) Investments in Mutual Funds (Continued)

The change in unrealized appreciation for the year ended December 31, 2001 is as follows:

Unrealized appreciation at January 1, 2001	$ 21,985
Decrease in unrealized appreciation during 2001	(14,001)
Unrealized appreciation at December 31, 2001	$ 7,984

The $7,984 in unrealized appreciation is recorded in the accompanying financial statements in the following captions:

Deferred income taxes	$ 2,998
Stockholder's equity:	
Accumulated other comprehensive income	4,986
	$ 7,984

During a prior year, the Company invested $20,100 in stock warrants of NASDAQ Stock Market, Inc., of which there is currently no market to dispose of the securities; accordingly, the investment is recorded at cost in the accompanying financial statements.

(3) Property and Equipment

Property and equipment is composed of the following at December 31, 2001:

Office equipment	$ 10,246
Furniture and fixtures	2,923
Leasehold improvements	6,026
	19,195
Less accumulated depreciation	(7,599)
	$ 11,596

 (Continued)

(4) Income Taxes

The provision for income taxes in the accompanying financial statements is as follows:

Current tax benefit	$ (804)
Deferred tax expense	945
Net income tax expense	$ 141

See also note 2.

The actual Federal income tax provision differs from that amount computed by applying the Federal corporate income tax rate of 15% to income before other comprehensive income and Federal income taxes, as follows:

Computed "expected" tax expense	$ 3,452
Correction of December 31, 2000 estimated liability	(6,020)
Various differences	2,709
Net income tax expense	$ 141

The deferred tax liabilities recorded on the balance sheet as of December 31, 2001 are as follows:

Short-term liability - unrealized appreciation of marketable securities	$ 2,998
Property and equipment	$ 3,514

(5) Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3 (K)(2)(i) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Company does not have any possession or control of customer funds or securities.

(6) Subordinated Liabilities

There are no liabilities which were subordinated to claims of general creditors at December 31, 2001.

(7) Related Party Transactions

Two notes receivable totaling $20,030 are due from an officer of the Company as of December 31, 2001. The notes accrue interest at 6% per annum, and are due on demand.

(Continued)

(8) General Operating Expenses

For the year ended December 31, 2001, general operating expenses consisted of the following:

Salaries and related	$ 429,342
Professional fees and licenses	20,722
Dues and subscriptions	14,986
Insurance	33,341
Printing and labels	2,659
Rent	35,425
Equipment rental	14,004
Taxes	7,076
Office supplies and expense	10,126
Depreciation expense	3,552
Repairs and maintenance	905
Postage	6,028
Advertising	9,618
Securities information fees	738
Telephone and communications	17,919
Compliance fees	236
Clearance charges	2,241
Delivery charges	3,564
NASD fees	11,903
Contributions and miscellaneous	17,794
Parking	3,884
Computer support	1,263
Travel and entertainment	28,102
Profit sharing contribution and plan expenses	60,718
Expense reimbursements	1,676
	$ 737,822

(9) Commitments and Contingencies

The Company is a party to non-cancelable operating leases for general office space and office equipment. Rent expense for the year ending December 31, 2001 was $35,425.

The Company's obligations under the lease agreements subsequent to December 31, 2001 are as follows:

2002	$ 42,013
2003	37,528
2004	36,944
2005	804
	$ 117,289

(Continued)

(10) Profit Sharing Plan

The Company has established a defined benefit plan for its employees. The Plan covers all employees with a minimum of 12 months of service.

Company contributions are allocated on an age weighted basis. Contributions are discretionary. On January 15, 2002, the Board voted to contribute $60,000 to the Plan for the year ended December 31, 2001. The related amount is included in the accompanying financial statements as a profit sharing liability at December 31, 2001.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of and For the Year Ended

December 31, 2001

OMEGA SECURITIES, INC.
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended December 31, 2001

Net Capital

Total stockholder's equity	$ 370,973
Non-allowable assets:	
Note receivable	20,030
Property and equipment, net	11,596
Other current assets	12
Investments in stock warrants	20,100
12b-1 fees receivable not offset by related payable	15,476
Total non-allowable assets	67,214
Haircuts on securities	41,492
Total reductions in stockholder's equity	108,706
Net allowable capital	$ 262,267

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 7,771
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 162,267
Percentage of aggregate indebtedness to allowable net capital	44%

Reconciliation with Company's Computation of Allowable Net Capital

Net allowable capital - As reported in Company's (unaudited) FOCUS report	$ 301,070
Net client and audit adjustments	(38,803)
Adjusted net allowable capital, per audited financial statements	$ 262,267

(Continued)

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Transactions are cleared through dealer number 8-45123.

Changes in Liabilities Subordinated to Claims of General Creditors

Such claims at January 1, 2001	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2001	$ -

REPORT ON INTERNAL CONTROL
DECEMBER 31, 2001

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

To the Board of Directors
Omega Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Omega Securities, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

The Lerner Group, LLC

February 1, 2002